Advanced Environmental Recycling Technologies, Inc
914 N. JEFFERSON STREET
SPRINGDALE, AR 72764
Telephone: 479-756-7400
Fax: 479-756-7410

December 11, 2013

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE-MS 7010
Washington, D.C. 20549

RE:
Advanced Environmental Recycling Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 7, 2013
Item 5.07 Form 8-K
Filed June 20, 2013
File No. 1-10367

Dear Mr. Cash:

The purpose of this letter is to respond to your letter dated December 2, 2013. To assist you in reviewing our response, we have preceded our response with a copy (in italic type) of the point as stated in your letter.

Form 10-K for Fiscal Year Ended December 31, 2012

General

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

Critical Accounting Policies and Estimates, page 11

Buildings and Equipment, page 12

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Acknowledged.

2.
To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact our operating results or total shareholder’s equity, please provide the following disclosures in future filings:

•	The percentage by which fair value exceeds the carrying value;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination.

We have noted this comment and have determined that the estimated fair value substantially exceeds the carrying value of all long-lived assets.

In future filings, our disclosure will be as follows:

Buildings and Equipment

Property additions and betterments include capitalized interest and acquisition, construction and administrative costs allocable to construction projects and property purchases. The depreciation of buildings and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Gains or losses on sales or other dispositions of property are credited or charged to income in the period incurred. Repairs and maintenance costs are charged to income in the period incurred, unless it is determined that the useful life of the respective asset has been extended.

We assess the impairment of long-lived assets, consisting of property, plant, and equipment, whenever events or circumstances indicate that the carrying value may not be recoverable.

Examples of such events or circumstances include:

•	an asset group's inability to continue to generate income from operations and positive cash flow in future periods;

•	loss of legal ownership or title to an asset;

•	significant changes in our strategic business objectives and utilization of the asset(s); and

•	the impact of significant negative industry or economic trends.

We evaluate our assets on a quarterly basis during periods when we suffer operating losses. The last evaluation was prepared as of December 31, 2011.  For the year ending December 31, 2012, the Company has determined that the estimated fair value substantially exceeds the carrying value of all long-lived assets.

For purposes of testing impairment, we group our long-lived assets at the same level for which there are identifiable cash flows independent of other asset groups. Currently, there is only one level of aggregation for our assets. We assess the impairment of long-lived assets, primarily consisting of property, plant, and equipment related to the extrusion and rendering of plastic materials, whenever events or circumstances indicate that the carrying value may not be recoverable. The Company believes the assets which most significantly drive the cash-flow-generating capacity at our facilities are the assets resulting in property, plant and equipment.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of our assets to the undiscounted future net cash flows expected to be generated by the assets. The factors used to evaluate the future net cash flows, while reasonable, require a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

As stated in Note 2, buildings and equipment are stated at cost and depreciated over the estimated useful life of each asset using the straight-line method. Estimated useful lives are: buildings — 15 to 30 years, leasehold improvements — 2 to 6 years, office equipment — 3 to 6 years, and machinery and equipment — 3 to 10 years. We also periodically review the lives assigned to our assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the asset.

Item 15. Exhibits and Financial Statement Schedules, page 16

General

3.
You disclose on page 13 that you were fined seventeen thousand dollars relating to wastewater issues at your Watts, OK facility and if you fail to correct and resolve these issues, you could incur further fines and/or harsher penalties. Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

We confirm there is not a reasonable possibility that a loss exceeding amounts already recognized has been incurred.

Financial Statement

Note 2—Summary of Significant Accounting Policies, page F-8

Product Returns, page F-8

4.
We note your disclosure regarding your “inventory refresh” with Lowes, whereby it appears you replaced your ChoiceDek® product with your new ChoiceDek® Foundations™ product. Please tell us and disclose in future filings, how you accounted for the inventory associated with the refresh.

We will disclose in future filings the following:

In December 2011, AERT recognized the probable and estimable loss resulting from the ChoiceDek® inventory refresh. An entry was recorded to recognize an obligation for anticipated product returns and the cost associated with these returns less the recovery of raw materials to be placed back into inventory. The increase to raw materials inventory of $1.0 million was estimated based on valuation of the returned product as “regrind.” “Regrind” is best described as recyclable manufacturing waste. Our manufacturing process enables us to grind returned product and use it as a raw material. In the production of composite building materials, as much as 50% of the product may consist of “regrind”.

The accrued liability for product returns at December 31, 2011 was $4.7 million. The cost assigned to the returned product considered regrind and classified as raw materials inventory was approximately $1.0 million at December 31, 2011, all of which was utilized in the manufacturing process during 2012.

Note 11 – Commitments and Contingencies

Legal Proceedings, page F-23

5.
It appears based on your balance sheet presentation and discussion of changes to accruals that you are engaged in a class action lawsuit. However, we note no disclosure in your legal proceedings related to this matter.  As it appears the amounts accrued are material to your financial statements, please provide disclosure of the legal proceedings and a status update as part of your amended document.  As part of your disclosure, please be sure to include a discussion of the reasons for the change in your accrual for this matter.

In previous filings, AERT included the following disclosure. AERT will include the following disclosure in its amended Form 10-K/A filing for the year ended December 31, 2012:

Class Action Lawsuits

The U.S. District Court, Western District of Washington (Seattle Division) approved a class action settlement in January 2009 related to a purported class action lawsuit seeking to recover on behalf of purchasers of ChoiceDek® composite decking for damages allegedly caused by mold and mildew stains on their decks. The settlement includes decking material purchased from January 1, 2004 through December 31, 2007, along with decking material purchased after December 31, 2007 that was manufactured before October 1, 2006, the date a mold inhibitor was introduced into the manufacturing process.

In 2008, the Company accrued an estimated $2.9 million for resolving claims. In the third quarter of 2009, the Company increased its estimate of costs to be incurred in resolving claims under the settlement by $5.1 million. The estimate was revised due to events that occurred and information that became available after the second quarter of 2009 concerning primarily the number of claims received. The deadline for submitting new claims has now passed. The claim resolution process has an annual net cost limitation to the Company of $2.0 million until the claim resolution process is completed.

At December 31, 2012, the Company had a total remaining balance in accrued expenses of $1.3 million associated with the settlement of the class action lawsuit. The decrease in the accrual is due to claims settlements during 2012.

Exhibit 32 – Certifications

6.
The Exhibit 32 certifications in your form 10-K for the year ended December 31, 2012 currently refer to the year ended December 31, 2011. Please amend the Form 10-K in its entirety to present updated certifications that refer to the year ended December 31, 2012.

An amended Form 10-K/A for the year ended December 31, 2012 will be filed with the appropriately dated Exhibit 32 certifications.

From 10-Q for the Quarter ended June 30, 2013

7.
The Exhibit 32 certifications presented in your Form 10-Q for the quarter ended June 30, 2013 currently refer to the quarter ended March 31, 2013. Please amend the Form 10-Q in its entirety to present updated certifications that refer to the quarter ended June 30, 2013.

An amended Form 10-Q/A for the quarter ended June 30, 2013 will be filed with the appropriately dated Exhibit 32 certifications.

Form 10-Q for the Quarter ended September 30, 2013

Statement of Cash Flows, page 4

8.
Regarding the $2.5 million in insurance proceeds related to the Springdale fire, please tell us how you determined the classification of these proceeds within the cash flows from operating activities is appropriate. We would anticipate that the insurance proceeds related to destroyed property, plant and equipment would be classified within the cash flows from investing activities.

AERT has not yet filed a claim for the damage to property sustained in the Springdale fire. However, AERT did submit a preliminary claim for business interruption. Although our insurance underwriters have yet to finalize their determination as to the nature of the loss, because a claim has not been filed for property damage, the Company determined that the full amount of the proceeds related to business interruption. It is our belief that the majority of the settlement will be as a result of business interruption.  ASC 230-10-45-16(c) indicates that proceeds of insurance settlements should be classified as operating cash flows except for recoveries “that are directly related to investing or financing activities, such as from destruction of a building.” No proceeds to date qualify as recoveries "directly related to investing or financing activities" as defined in ASC 230-10-45-16(c).

Item 5.07 Form 8-K filed June 20, 2013

9.
We note that you did not provide shareholders with the opportunity to approve executive compensation or the opportunity to vote on how frequently they would be able to approve executive compensation. Please comply with this requirement in future filings.

On the next annual Proxy Statement (Schedule 14A), AERT will include as a proposal for shareholder consideration the following:

Proposal 1:  Approval of frequency to vote on the approval of compensation for the named executive officers. The compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative must be approved by the stockholders every 1, 2, or 3 years.

Required Vote

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE THAT EXECUTIVE COMPENSATION, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS SHOULD BE APPROVED EVERY THREE YEARS.

Proposal 2:  Approval of compensation for the named executive officers.  The compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative must be approved by the stockholders.

Required Vote

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS APPROVE THE EXECUTIVE COMPENSATION, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ADVANCED ENVIRONMENT RECYCLING
    TECHNOLOGIES, INC.

/s/ J.R. Brian Hanna
Chief Financial Officer and Principal Accounting Officer